UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

Sun American Bancorp
(Exact name of registrant as specified in its charter)

Delaware	65-0325364
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

1200 N. Federal Hwy. #111-A, Boca Raton, FL 33432
(Address of principal executive offices)	(Zip Code)

Securities to be registered to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Stock	The NASDAQ Stock Market LLC
Class D Common Stock Purchase Warrants	The NASDAQ Stock Market LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.   ☐

Securities Act registration statement file number to which this form relates:          Not Applicable         (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

Not Applicable
(Title of class)

(Title of class)

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.  Description of Registrant’s Securities to be Registered.

Common Stock

General

Sun American Bancorp’s (“Sun”, “we”, “us” or “our”) authorized capital stock consists of 50,000,000 shares of common stock, $0.01 par value, and 5,000,000 shares of preferred stock, par value $0.01 per share. The following summary is qualified in its entirety by reference to our Amended and Restated Certificate of Incorporation and our Amended and Restated By-Laws, copies of which were filed as exhibits hereto.

As of March 8, 2007, there were 23,236,043 shares of our common stock outstanding that were held of record by approximately 588 stockholders. Holders of our common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to the limitations under the General Corporation Law of the State of Delaware and preferences that may apply to any outstanding shares of preferred stock, holders of common stock are entitled to receive such dividends or other distributions, if any, as our board of directors may declare out of funds legally available for such purposes.

Participation Rights

Our stockholders generally do not have preemptive rights with respect to our common stock and, except as provided below, existing holders of common stock will not have any preferential or participation rights if the board of directors elects to issue additional shares of common stock. On April 17, 2003, we entered into a participation agreement with each of McAlpine Park Lane, Inc., a Florida corporation, and McAlpine Ltd., a company incorporated in the Cayman Islands, collectively referred to as the McAlpine entities in this proxy statement/prospectus, in connection with the sale of shares of our common stock and warrants to purchase shares of our common stock to the McAlpine entities. Under the participation agreements, the McAlpine entities have the right to purchase: (i) shares of our common stock; (ii) warrants to purchase shares of our common stock; and (iii) any security convertible into or exchangeable for our common stock or warrants offered by us in any private or public offering in an amount that will allow the McAlpine entities to maintain their respective beneficial ownership of our common stock, as determined by the formula specified in the participation agreements. We must notify the McAlpine entities of all of our private and public offerings, and the McAlpine entities are required to notify us of their intention to exercise their participation rights within 30 days of the beginning of such private or public offering.

In addition, on August 1, 2005, we entered into a securities purchase agreement with investors that purchased units in a private placement in August of 2005. Pursuant to the terms of the securities purchase agreement, each investor whose subscription amount exceeded $1.0 million in the private placement, referred to as the first refusal investors in this proxy statement/prospectus, has the right to purchase, except in certain exempt issuances: (i) shares of our common stock; (ii) warrants to purchase shares of our common stock; and (iii) any security convertible into or exchangeable for our common stock or warrants offered by us in any non-exempt offering in such amounts that would maintain the first refusal investor’s proportionate ownership of common stock, on a fully diluted basis, as of the date immediately preceding such offering. We must notify the first refusal investors of all of our non-exempt offerings, and the first refusal investors are required to notify us of their intention to exercise their first refusal rights within 5 business days of the receipt of such notice. The first refusal rights described above expire on the third anniversary of the applicable closing date for the private placement of each first refusal investor.

Notwithstanding the foregoing, neither the McAlpine entities nor the first refusal investors have participation or first refusal rights, as applicable, as a result of the acquisition transaction or the merger transaction.

Other

In the event of our liquidation, dissolution or winding up, holders of our common stock are entitled to share ratably in all assets remaining after the payment of liabilities and liquidation preferences of any outstanding shares of preferred stock. There are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that our board of directors may designate and issue in the future.

Preferred Stock

Our board of directors has the authority, without further action by the stockholders, to issue up to 5,000,000 shares of “blank check” preferred stock in one or more series and to designate the rights, preferences, qualifications, limitations and restrictions of each such series. As of March 8, 2007, there were no shares of preferred stock outstanding. The issuance of shares of preferred stock could have the effect of restricting dividends on our common stock, diluting the voting power of our common stock, impairing the liquidation rights of our common stock, or delaying or preventing a change in control of our company without further action by the stockholders.

In addition to the ability to issue shares of preferred stock without stockholder approval, as described above, our Amended and Restated Certificate of Incorporation and Amended and Restated By-Laws contain certain other provisions that may be viewed as anti-takeover measures delaying or preventing the change in control of our company. For instance, pursuant to our Amended and Restated Certificate of Incorporation, our board of directors is divided into three classes and our directors are elected for staggering three-year terms. Under the terms of our Amended and Restated Certificate of Incorporation, the affirmative vote of the holders of 66 2/3% or more of the combined voting power of the then outstanding shares of all classes and series of our stock entitled to vote generally in the election of directors, voting together as a single class, will be required to amend, alter, repeal or adopt any provision that is inconsistent with the provision of the Amended and Restated Certificate of Incorporation establishing our classified board of directors. Our Amended and Restated By-Laws provide that a special meeting of stockholders may be called at any time by the board of directors, chief executive officer or stockholders entitled to cast at least one-fifth of the votes that all stockholders are entitled to cast at the particular meeting.

Class D Common Stock Purchase Warrants

General

Each Class D warrant entitles the holder to purchase one share of our common stock at an exercise price per share of $4.00. The exercise price is subject to adjustment upon the occurrence of certain events as provided in the Class D warrant certificate and summarized below. Our Class D warrants may be exercised at any time after they become traded as a separate security on the American Stock Exchange until the fifth anniversary of the effective date, at which time they will expire. Those of our Class D warrants which have not previously been exercised will expire on the expiration date. A Class D warrant holder will not be deemed to be a holder of the underlying common stock for any purpose until the Class D warrant has been properly exercised.

Redemption

We have the right to redeem the Class D warrants issued in this offering at a redemption price of $0.50 per warrant (subject to adjustment in the event of a stock split, reverse stock split, stock dividend on the common stock or the like) after providing 30 days’ prior written notice to the Class D warrant holders at any time after the closing price of our common stock equals or exceeds $5.60, for five consecutive trading days. We will send the written notice of redemption by first class mail to Class D warrant holders at their last known addresses appearing on the registration records maintained by the transfer agent for our Class D warrants. No other form of notice by publication or otherwise will be required. If we call the Class D warrants for redemption, they will be exercisable until the close of business on the business day next preceding the specified redemption date.

Exercise

A Class D warrant holder may exercise our Class D warrants only if an appropriate registration statement is then in effect with the Securities and Exchange Commission, and if the shares of common stock underlying our Class D warrants are qualified for sale under the securities laws of the state in which the holder resides.

Our Class D warrants may be exercised by delivering to our warrant and transfer agent the applicable Class D warrant certificate on or prior to the expiration date or the redemption date, as applicable, with the form on the reverse side of the certificate executed as indicated, accompanied by payment of the full exercise price for the whole number of Class D warrants being exercised.

Adjustments of exercise and redemption prices

The exercise price and the redemption price are subject to adjustment if we declare any stock dividend to common stockholders or effect any split or reverse split with respect to our common stock after the effective date of this offering. Therefore, if we effect any stock split or reverse split with respect to our common stock, the exercise price in effect immediately prior to such stock split or reverse split will be proportionately reduced or increased, respectively. Any adjustment of the exercise price will also result in an adjustment of the number of shares purchasable upon exercise of a Class D warrant or, if we elect, an adjustment of the number of

Class D warrants outstanding. If we elect to adjust the number of Class D warrants outstanding, we will make a proportionate adjustment in the redemption price.

Existing Warrants

As of December 31, 2006, we had issued and outstanding warrants to purchase 13,254,548 shares of our common stock.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

SUN AMERICAN BANCORP

Date: March 16, 2007	By:	Robert Nichols
		Name:	Robert Nichols
		Title:	Chief Financial Officer

5